

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2024

Patricia Trompeter
Chief Executive Officer
Sphere 3D Corp.
243 Tresser Blvd, 17th Floor
Stamford, CT 06901

> **Re: Sphere 3D Corp.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed July 25, 2024**
> **File No. 333-269663**

Dear Patricia Trompeter:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 20, 2024 letter.

Amendment No. 2 to Form S-3

Risk Factors

Risks Related to Our Business

Our operating results have and will significantly fluctuate, page 12

1. We note your response to prior comment 5 and re-issue in part. We note your disclosure here that you may choose to add other cryptocurrencies to your platform in the future. To the extent you may engage in mining of other cryptocurrencies other than Bitcoin in the future, please revise to:

    • Describe in detail your internal processes for how you will determine, as you expand your business, whether particular cryptocurrencies are securities within the meaning of the U.S. federal securities laws, and clarify that such processes are risk-based assessments and are not a legal standard or binding on regulators; and

    • Include a risk factor addressing the uncertainty and consequences of making an incorrect assessment or a court or regulator disagreeing with your assessment.

Please contact Lulu Cheng at 202-551-3811 or Eric Envall at 202-551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: M. Ali Panjwani